 January 13, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Healthcare Capital Corp.
Registration Statement on Form S-1
Filed December 21, 2020, as amended
File No. 333-251527

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Healthcare Capital Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, January 14, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 300 copies of the Preliminary Prospectus dated December 21, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

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Very truly yours, CANTOR FITZGERALD AND CO. By: /s/ David Batalion Name: David Batalion Title: Managing Director